TOWERSTREAM CORPORATION

55 HAMMARLUND WAY

MIDDLETOWN, RHODE ISLAND 02842

April __, 2007

To the Investors in our Units of Towerstream Corporation:

Reference is made to that certain Registrations Rights Agreement, dated as of January 12, 2007, by and between Towerstream Corporation (the “Company”) and each of the Investors signatory thereto and that certain Addendum to the Registration Rights Agreement, dated as of January 16, 2007 (the “Addendum”). Capitalized terms used herein and not otherwise defined in this letter shall have the meaning ascribed to them in the Registration Rights Agreement and the Addendum if set forth therein.

Pursuant to Section 1.9 of the Registration Rights Agreement, as replaced by Paragraph 5 of the Addendum, you have agreed to certain restrictions with respect to Registrable Securities.

Section 1.9 of the Agreement, as replaced by Paragraph 5 of the Addendum, is hereby deleted and replaced in its entirety with the following:

Each Investor hereby agrees that during the Effectiveness Period it will not, without the prior written consent of the Company and the lead underwriter or placement agent (and if no lead underwriter or lead placement agent is appointed, then the managing underwriter or managing placement agent)(the “Placement Agent”), during the period commencing on the date of effectiveness of the registration statement relating to any “firm commitment” or “best efforts” registered public offering of the Company offering a minimum of $20 million of securities (the “Offering”) and ending on the date specified by the Company and the Placement Agent (such period not to exceed one hundred eighty (180) calendar days following the date of the final prospectus relating to the Offering) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company, including (without limitation) shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether now owned or hereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company, including (without limitation) shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether now owned or hereafter acquired), whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities, in cash or otherwise.  Each Investor agrees to execute an agreement(s) reflecting (i) and (ii) above as may be requested by the Placement Agent at the time of the Offering, and further agrees that the Company may impose stop transfer instructions with its transfer agent in order to enforce the covenants in (i) and (ii) above. The Placement Agent in connection with the Company’s Offering is an intended third party beneficiary of the covenants of this provision and shall have the right, power and authority to enforce such covenants as though a party hereto.

This Amendment shall be effective upon receipt by Company of consent of the Majority Investors.

Please be advised that the foregoing is highly confidential and by signing below you acknowledge and agree that you will not make any public disclosures regarding the existence or contents of this letter unless required by law or with our consent.

Very truly yours,

Jeffrey M. Thompson Chief Executive Officer

AGREED AND ACKNOWLEDGED:

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